LETTER OF INTENT TO PURCHASE

This proposal of Intent to Purchase made this 22 day of December, 2004, by NITAR TECH CORP. ("NITAR") to JORGE LUIZ LIAUSU CAVALCANTI and MARCONI A. BARRETTO (hereinafter referred as "THE SELLERS") is for the purpose of setting forth the terms and conditions upon which NITAR will acquire all rights to the Intellectual property, which will include all Technology, Copy Rights and Patents or Patents Pending, and Royalty Contracts related to CONETE EDUCAO.

In consideration of the mutual promises, covenants, and representations contained herein,

THE SELLERS and NITAR AGREE'S AS FOLLOWS:

ARTICLE I

The Seller agrees to translate EducationonTime from Portuguese to English. The process of Translation shall commence on or about June 1st, 2005 and it is agreed by all parties that the time frame could exceed twelve to fourteen months. When all facets are completed The Seller agrees to transfer 100% of all issued shares of Connect Education Systems Inc. a corporation registered in the State of Nevada (hereinafter referred to as "The Company") which is the sole owner of all rights, Assets, Intellectual property, Technology, Copy Rights and Patents or Patents Pending, and Royalty Contracts related to CONETE EDUCAO.

NITAR agrees, after completing the required due diligence to issue from treasury 800,000 Common Shares of Nitar shares as payment in full representing $480,000. It is mutually agreed that if the Nitar shares at time of closing have a value greater than $0.60 cents per share it is agreed that the number of Nitar shares to be transferred shall be reduced proportionately. If the share value is less than $0.60 cents per share the number of shares issued will increase. It is also agreed that the total number of shares issue will not be less than 500,000 or greater than 1,000,000.

CLOSING

The Final Closing of this transaction will not commence or occur until Nitar has completed its due diligence.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Nitar, jointly and severally represent and warrant to THE SELLERS that the following shall be true and correct in all respects as of the closing (as defined in Article IV of this Agreement).

2.01 Organization. NITAR is a corporation duly organized, validly existing, and in good standing under the laws of THE STATE OF DELAWARE, has all necessary corporate powers to enter into this agreement. All actions taken by the Directors and/or shareholders of NITAR have been valid and in accordance with the laws of THE STATE OF DELAWARE.

2.02 Ability to Carry Out Obligation. The execution and delivery of this Agreement by Nitar and the performance by Nitar of their obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which The Sellers or Nitar are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event that would cause The Sellers to be liable to any party, or (c) an event that would result in the creation or imposition of any lien, charge, or encumbrance on any asset of THE SELLERS.

2.03 Full Disclosure. None of representations and warranties made by THE SELLER'S, or in any certificate or memorandum furnished or to be furnished by THE SELLER'S, or on their behalf, contains or will contain any untrue statement of a material fact, or omit any material fact the omission of which would be misleading.

2.04 Contracts and Leases. The Sellers nor Connect Education Systems Inc. are not a party to any undisclosed contracts, agreements or leases. No person holds a power of attorney from The Sellers.

2.05 Compliance with Laws. THE SELLERS and Connect Education Systems Inc. have complied with, and are not in violation of any federal, state, or local statute, law, and/or regulation pertaining to THE SELLER'S nor Connect Education Systems Inc.

2.06 Litigation. Neither THE SELLER'S nor Connect Education Systems Inc. are not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department agency, or instrumentality.

2.07 Conduct of Business. Prior to the closing, THE SELLERS shall conduct Connect Education Systems Inc. business in the normal course, and shall not without the prior written approval of NITAR:

(a)  incur any liabilities,
(b) acquire or dispose of any assets, enter into any contract, guarantee obligations of any third party, or
(c)  enter into any other transaction.

2.08 Corporate Documents. Copies of each of the following documents of Connect Education Systems Inc., which will be true, complete and correct in all material respects, will be attached to and made a part of this Agreement:

(a)  Minute Books and Articles of Incorporation;

(b)  Bylaws;

(c)  Minutes of Shareholders Meetings;

(d)  Minutes of Directors Meetings;

(e) A Letter from your attorney attesting to the validity and condition of the Corporation

(f) Share certificate records of Connect Education Systems Inc. and a current, accurate list of shareholders

(g)  The I.R.S. ID No.

(h) Balance Sheet as of Date of Closing, together with all other financial statements and documents described in ARTICLE IV Section (e)

2.09 Closing Documents. All minutes, consents or other documents pertaining to NEWCO to be delivered at closing shall be valid and in accordance with the laws of THE STATE NEVADA.

ARTICLE III

INVESTMENT INTENT

The Sellers agrees that the securities being acquired by the Seller pursuant to this Agreement are restricted for resale and may not be sold, pledged, assigned, hypothecate or otherwise transferred, with or without consideration ("Transfer") for a period of Two Years and only pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of NITAR. The Sellers agrees prior to any Transfer, to give written notice to NITAR expressing the desire to effect the Transfer and describing the proposed Transfer.

ARTICLE IV

By THE SELLER

All of the business and corporate records of including but not limited to correspondence files, bank statements, checkbooks, savings account books, minutes of shareholder and directors meetings, financial statements, shareholder listings, stock transfer records, agreements and contracts required by NITAR to complete their due diligence.

B. The resignation of all officers of Connect Education Systems Inc.

C. A Board of Directors resolution appointing NITAR designees as directors of Connect Education Systems Inc.

D. The resignation of all the directors of, except NITAR designees, dated subsequent to the resolution described in C. above.

E. Certified financial statements of Connect Education Systems Inc., which shall include a balance sheet dated as of date of closing, and statements of operations, stockholders' equity and cash flows for the twelve month period then ended. The financial statements of Connect Education Systems Inc. shall be covered by a report of a certified public accountant. The accountant's report shall state that the accountant conducted his audit in accordance with generally accepted auditing standards, that his audit provided a reasonable basis for his opinion, and that in his opinion the financial statements covered by the report present fairly, in all material respects, the financial position of Connect Education Systems Inc. as of inception in 2004, and the results of its operations and its cash flows for the twelve months ended at time and date of closing, in conformity with generally accepted accounting principles. Such report will not be qualified or limited in any respect.

F. All of the business and corporate records of Connect Education Systems Inc., including but not limited to correspondence files, bank statements, checkbooks, savings account books, minutes of shareholder and directors meetings, financial statements shareholder listings, stock transfer records, agreements and contracts.

Such other minutes of Connect Education Systems Inc. shareholders or directors as may reasonably be required by NlTAR.

By NITAR

A certificate or certificates for shares of NlTAR stock registered in the name of The Sellers or their designees.

ARTICLE V

REMEDIES

5.01 Arbitration. Any controversy or claim arising out of, or relating to, this Agreement, or the making, performance, or interpretation thereof, shall be settled by arbitration in Rochester, New York in accordance with the Rules of the American Arbitration Association then existing, and judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy.

5.02 Termination. In addition to any other remedies, THE SELLERS may on or before the closing date terminate this Agreement without liability.

(i) If any bonafide action or proceeding shall be pending against THE SELLER'S or NITAR on the closing date that could result in an unfavorable judgment, decree, or order that would prevent or make unlawful the carrying out of this Agreement or if any agency of the federal or of any state government shall have objected at or before the closing date to the acquisition of Connect Education Systems Inc. by NlTAR or to any other action required by or in connection with this Agreement;

(ii) If at the Closing The Sellers failed to do all things required to be completed pursuant to the terms of this agreement.

5.03 Indemnification. The Parties, jointly and severally agree to indemnity the other against all actual losses, damages and expenses caused by

(i) any material breach of this Agreement or any material misrepresentation contained herein or

(ii) any misstatement of a material fact or omission to state a material fact required being stated herein or necessary to make the statements herein not misleading.

ARTICLE VI

MISCELLANEOUS

6.01 Captions and Headings. The Article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

6.02 No Oral Change. This Agreement and any provision hereof, may not be waived, changed, modified, or discharged orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

6.03 Non Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and

(i) the failure of any party to insist in anyone or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions,

(ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and

(iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

6.04 Time of Essence. Time is of the essence of this Agreement and of each and every provision hereof.

6.05 Entire Agreement. This Agreement contains the entire Agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings.

6.06 Counterparts. This Agreement may be executed simultaneously in one or more counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.07 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified postage prepaid.

6.08 Binding Effect. This Agreement shall inure to and be binding upon the heirs, executors, personal representatives, successors and assigns of each of the parties to this Agreement.

6.09 Effect of Closing. All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in it, shall be true and correct as of the closing and shall, survive the closing of this Agreement.

6.10 Mutual Cooperation. The parties hereto shall cooperate with each other to achieve the purpose of this Agreement, and shall execute such other and further documents and take such other and further actions as may be necessary or convenient to effect the transaction described herein.

6.11 The Seller hereby acknowledges that with the exception of those certificates to be transferred to NITAR, no stock certificates have been issued to the other shareholders (a list of those entitled to same having been kept in book entry form). The Sellers further acknowledges its obligation to prepare and transfer all certificates to NITAR at the Closing.

Submitted and received this 12th day of January, 2005.

The Seller

Jorge Luiz Liausu Cavalcanti
President

NITAR TECH CORP.

Luiz O. Brasil, President
Authorized to bind the company